FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	Press release entitled “BBVA Francés” reports consolidated third quarter earnings for fiscal year 2012”.

Buenos Aires, November 12, 2012 - BBVA Frances (NYSE: BFR.N; BCBA: FRA.BA;

LATIBEX: BFR.LA) reports consolidated third quarter earnings for fiscal year 2012.

Annual Highlights

•	As of September 30, 2012, BBVA Frances obtained net income of AR$ 417.4 million. Recurring earnings totaled AR$ 365.1 million, an increase of 25.2% compared to the same quarter of 2011.

•

Recurring net financial income grew 44.0% in the last twelve months. Such increase was mainly due to the important growth in the volume of intermediation with the private sector and an improvement in the client spread.

•

The private sector loan portfolio totaled AR$ 25,566.4 million as of September 30, 2012, showing an increase of 23.4% compared to the same quarter in the previous year. Consumer financings and small and middle-size companies achieved an outstanding performance. On the other hand, growth was partially offset by the drop in loans to finance foreign trade operations.

•

BBVA Frances continues leading the Argentine financial system in terms of asset quality ratios. As of September 30, 2012, the Bank’s non-performing ratio reached 0.71%, with a coverage level of 263.5%.

•	Total deposits denominated in pesos grew 25.3% in the last twelve months, whereas deposits denominated in foreign currency declined 47.5% during the same period.

•

BBVA Frances maintains adequate levels of liquidity and solvency. As of September 30, 2012 liquid assets (Cash and debt from banks plus the Argentine BCRA’s (BCRA) bills and notes) represented 31.4% of the Bank’s total deposits. The Bank’s capital ratio reached 18.1% of weighted risk assets; with an excess of capital over the BCRA minimum regulatory requirements of AR$ 1,683.5 million.

•

On September 21, 2012, the BCRA issued the 5356 communication, a new regulation about reserves. It eliminates the possibility of integrating reserves with cash balances, leaving the account in BCRA as the only alternative for integration. The regulation is applied in three stages, since October the banks are only able to deduce 75% of March cash balances, 25% in December and 0% in March. In addition, this effect has been partially offset by reduction of reserves according to the branches location and the assignment of loans to micro-companies and small and medium companies (SMEs).

Economic Environment

During the third quarter of 2012, economic activity showed signs of recovery. The Monthly Estimator of Economic Activity (EMAE) increased 0.2% in August and 1.4% in annual terms. The Industrial Production Index (EMI) augmented 0.7% during the month, reducing the fall to -0.9% in annual terms. In contrast, the construction activity (measured by ISAC) fell 8.1% in the year-on-year variation.

Inflation, as measured by the official Consumer Price Index for Greater Buenos Aires (which is used to calculate the CER adjustment for some sovereign bonds) increased by 2.6% in the third quarter of 2012, slightly above the 2.4% growth of the previous quarter, and totaling an annual rate of growth of 10.0%.

The primary fiscal surplus of the national public sector was AR$ 1,306 million during the July-August period, 59.3% decrease when compared with the same period of 2011.

The increase on total public sector spending reached 26.5% and was slightly lower than the increase in public sector revenues of 26.9%, in the same period. However, the total fiscal deficit reached AR $ 2867 million because the interest payments increased by 105.6%. The item that contributed mostly to the fiscal spending increase was social security benefits, which grew 42.0%, while capital expenditures and transfers to provinces showed a fall of 11.4 % and 13.3 % respectively.

On the revenues side, social security contributions grew 30.3% in the year-on-year variation, while tax collections increased by only 28.2% in the same period.

In the external sector, the accumulated trade surplus in the third quarter of 2012 reached US$ 3,606 million, 53.1% higher than the one recorded in the third quarter of 2011. The performance of the trade balance is the result of total exports of US$ 22.205 million (-5.5%) and total imports of US$ 18.599 million (-12.1%).

In the foreign exchange market, the exchange rate (BCRA reference rate) closed at AR$ 4.6942 per U.S. dollar on September 30, 2012, increasing 3.73% in comparison with the previous quarter.

In the third quarter of 2012, the stock of international reserves of the BCRA decreased US$ 1,337 million reaching US$ 45,010 million on 30 September, 2012. During the third quarter of 2012, the BCRA bought US$ 574 million, a decrease from US$ 3,785 million which had bought during the second quarter, due to seasonally effect of the thick crop end.

The Badlar interest rate for private banks increased 179 basis points on the third quarter of 2012, averaging 13.81% compared to the 12.02% averaged on the second quarter of 2012.

During the third quarter, private sector loans in pesos rose 9.9%, while private sector deposits in pesos increased 5.0% in the same period and private sector deposits in US$ decreased 34.2%.

The Bank

BBVA Frances, a bank with more than 125 years of experience in Argentina, has become one of the best banks of the country. During this long history, BBVA Frances has learned to adapt and be prepared to face different scenarios, staying always near its customers and providing the best products in a simple and agile way.

During the third quarter of 2012, the Bank carried out several projects in order to meet its clients´ needs. In the retail segment, BBVA Frances maintained significant discounts and benefits in the main brands of clothing, technology and entertainment. Exclusive pre-sales and discounts on the best international shows (such as Lady Gaga, Cirque du Soleil-Varekai, Madonna and Linkin Park) were highly valued by their customers.

This winter, debit and credit cards offered the best benefits to enjoy the snow in Bariloche and Cerro Catedral: discounts in lifts passes, restaurants and hotels, ski schools, equipments and car-hire, gifts and chocolates.

In order to strengthen its position as strategic sponsor of the two main local football clubs, BBVA Frances launched the River Plate credit card, which allows to enjoy benefits and exclusive sweepstakes, large discounts and the opportunity to attend several events.

In the commercial segment, while maintaining its commitment to SMEs, the Bank launched the implementation of the Communication “A” 5319 of the BCRA, incorporating a new line of credit for productive investment with a rate of 15.01% and a minimum maturity of 36 months which has been very well received by its clients.

On the other hand, BBVA Frances incorporated improvements in electronic banking for companies (Frances Net Cash), with the aim of providing a friendly and transactional platform to its customers and bringing greater flexibility to its daily operation. Main reforms in the service include the ability to modify their depositors, consult about foreign trade financing, letters of credit and monitor operations, with options to download vouchers and Swift messages, and the creation of a new access that provides extensive details for the monitoring of the operation of leasing.

Moreover, BBVA Frances launched its new Corporate and Business LANPASS card. Although the Visa Business LANPASS card is marketed since last year, this time the benefit of accumulation of km for employees was included, as well as endorsing the access to “Cash Back”, which consists on the return of 5% of the companies´ consumption in LAN kilometers.

Recently, the Bank launched a new innovative financing tool: it consists of credit lines to pre-finance and finance (in pesos), companies operating in the international market. In this way, customers can finance their operations in local currency, addressing their flows of exports and imports to the Bank.

This innovation has been very well received in the market, and allows BBVA Frances to maintain its leadership position bringing permanently new and better products, advice, quality and services to the client.

Finally, it is important to highlight the great work done by BBVA Frances with the aim of reducing dropout and truancy. In order to achieve this the Bank continued with the management of scholarships, benefiting students from schools throughout the country and with the incorporation of the province of Cordoba, through 3 new centers. Also, for the second consecutive year, BBVA Frances sponsored the Institute of art the “Teatro Colon” with the program “Del Colon al país”, which began with a concert in the city of San Juan, continuing in the cities of Córdoba, Neuquén, Tucuman and Ushuaia. In each of the cities visited, lunches were organized with the participation of business leaders and clients of the Bank, in which the scholarships program of BBVA Frances were presented.

Presentation of Financial Information

•	Foreign currency balances as of September 30, 2012 have been translated into Argentinean pesos at the reference exchange rate published by the BCRA at such date ($ 4.6942/ US$).

•

This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Frances and its subsidiaries on a line-by-line basis. The Bank’s share interest in the Consolidar Group – BBVA Consolidar Seguros S.A. and Consolidar AFJP (in liquidation)- is shown as Investments in other companies (recorded by the equity method) and the corresponding results are included in Income from Equity Investments.

•

Information contained in this press release may differ from the information published by BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

Condensed Income Statement (1)	Quarter ended			r% quarter ended 09/30/12 vs quarter ended
(in thousands of pesos except income per share, ADS and percentages)	09-30-12	06-30-12	09-30-11	06-30-12	09-30-11
Net Financial Income	982,776	916,735	453,510	7.2%	116.7%
Provision for loan losses	(78,718)	(18,434)	(59,511)	327.0%	32.3%
Net income from services	474,675	437,969	388,895	8.4%	22.1%
Administrative expenses	(770,844)	(720,297)	(569,822)	7.0%	35.3%
Operating income	607,889	615,973	213,072	-1.3%	185.3%
Income (Loss) from equity investments	28,992	17,524	18,436	65.4%	57.3%
Income (Loss) from Minority interest	(9,521)	(9,601)	(3,993)	-0.8%	138.4%
Other Income/Expenses	(6,338)	(82,885)	(19,475)	-92.4%	-67.5%
Income tax and Minimum Presumed Tax	(203,648)	(210,158)	(93,331)	-3.1%	118.2%
Net income for the period	417,374	330,853	114,709	26.2%	263.9%
Net income per share (2)	0.78	0.62	0.21	26.2%	263.9%
Net income per ADS (3)	2.33	1.85	0.64	26.2%	263.9%

(1)	Exchange rate: AR$ 4.6942 Ps = 1 USD
(2)	Assumes 536,877,850 ordinary shares
(3)	Each ADS represents three ordinary shares

BBVA Frances total net income as of September 30, 2012 amounted to AR$ 417.4 million. Such result includes non-recurring assets originated mainly by the variations in public bond valuations.

In order to standardize the comparison with previous quarters, the analysis of the variations is made in terms of recurring results.

Condensed Income Statement PROFORMA	Quarter ended			r% quarter ended 09/30/12 vs quarter ended
in thousands of pesos	09-30-12	06-30-12	09-30-11	06-30-12	09-30-11
Net Financial Income	927,636	909,165	644,003	2.0%	44.0%
Provision for loan losses	(78,718)	(18,434)	(59,511)	327.0%	32.3%
Net income from services	474,675	437,969	388,895	8.4%	22.1%
Administrative expenses	(770,844)	(720,297)	(569,822)	7.0%	35.3%
Operating income	552,749	608,403	403,565	-9.1%	37.0%
Income (Loss) from equity investments	28,992	17,524	18,436	65.4%	57.3%
Income (Loss) from Minority interest	(9,521)	(9,601)	(3,993)	-0.8%	138.4%
Other Income/Expenses	(6,338)	(82,885)	(19,475)	-92.4%	-67.5%
Income tax and Minimum Presumed Tax	(200,739)	(212,741)	(106,811)	-5.6%	87.9%
Net income for the period	365,143	320,700	291,722	13.9%	25.2%

As of September 30, 2012, BBVA Frances had recurring net income of AR$ 365.1 million, an increase of 25.2% compared to the same quarter of 2011 and 13.9% compared to the previous quarter.

Net financial income increased 44.0% in comparison to the third quarter of 2011, while compared to the previous quarter it did not register a significant variation.

It is important to mention that during the second quarter of 2012, in accordance with the Bank’s internal provisioning policy, the Bank made an adjustment to cyclical provisions.

Net income from services grew 22.1% in the last twelve months and 8.4% compared to the previous quarter.

Administrative expenses also increased 35.2% compared to the third quarter of 2011 and 7.0% compared to the previous quarter.

As of September 30, 2012, the line item Income/Loss from Equity Investments included the gains generated by the participation in “Rombo Compañía Financiera”, as well as the result for the update of the participation in “Visa Argentina”.

Other/income expenses registered a loss of AR$ 6.3 million during the quarter, showing a significant improvement as in comparison to the quarter ended in September 31, 2011 as to June 30, 2012, respectively.

Main figures	Quarter ended			Δ% quarter ended 09/30/12 vs quarter ended
(in thousands of pesos except percentages)	09-30-12	06-30-12	09-30-11	06-30-12	09-30-11
Return on Average Assets (1)	4.1%	3.3%	1.3%	23.3%	212.0%
Return on Average Shareholders’ Equity	35.9%	31.0%	13.9%	16.0%	159.0%
Net fee Income as a % of Recurrent Operating Income	33.8%	32.5%	37.7%	4.1%	-10.1%
Net fee Income as a % of Administrative Expenses	61.6%	60.8%	68.2%	1.3%	-9.8%
Adm. Expenses as a % of Recurrent Operating Income (2)	55.0%	53.5%	55.2%	2.8%	-0.4%

(1)	Annualized.
(2)	Adm.Expenses / (Net financial income + Net income from services)

Line item analysis of the income statement

Net Financial Income

Net financial income maintained the upward trend, showing a significant growth during the third quarter of 2012, as compared to the same quarter of 2011, and as compared to the previous quarter.

Net income from intermediation with the private sector, and the improvement in the spreads, explained the growth of 60.9% compared to the same quarter of 2011, while compared to the previous quarter it had grown 6.8% showing a slow deterioration in the spreads, mainly due to an increase in passive interest rates.

On the other hand, Income from securities and short term investment includes the non-recurring income originated by variations of public securities.

Net financial income	Quarter ended			Δ% quarter ended 09/30/12 vs quarter ended
(in thousands of pesos except percentages)	09-30-12	06-30-12	09-30-11	06-30-12	09-30-11
Net financial income	982,776	916,735	453,510	7.2%	116.7%
Net income from financial intermediation	637,438	596,770	396,134	6.8%	60.9%
CER adjustment	29,602	33,110	29,102	-10.6%	1.7%
Income from securities and short term investments	202,599	158,648	-76,226	27.7%	—
Interest on Government guaranteed loans	1,807	1,598	8,817	13.1%	-79.5%
Foreign exchange difference	52,371	49,746	66,029	5.3%	-20.7%
Others	58,959	76,863	29,654	-23.3%	98.8%

Income from Public and Private Securities

As previously mentioned, the Bank has the discretion to mark-to-market its total public bonds portfolio; because of that, such income includes the unrealized losses/gains from variations in the valuations of the portfolio.

The price variation of such portfolio totaled a gain of AR$ 55.1 million during the quarter, whereas in the previous quarter it registered a gain of AR$ 7.5 million. While during the third quarter of 2011 it showed a loss of AR$ 190.5 million.

Income from securities and short-term investments	Quarter ended			r% quarter ended 09/30/12 vs quarter ended
(in thousands of pesos except percentages)	09-30-12	06-30-12	09-30-11	06-30-12	09-30-11
Income from securities and short-term investments	202,599	158,648	-76,226	27.7%	-365.8%
Holdings booked at fair value	103,290	56,160	(132,924)	83.9%	-177.7%
Bills and Notes from the Central Bank	97,981	105,724	58,339	-7.3%	68.0%
Other fixed income securities	1,328	(3,236)	(1,640)	-141.0%	-181.0%
CER adjustment	29,635	33,152	29,142	-10.6%	1.7%

Net Income from Services

Net Income from services maintained a sustained pace of growth, increasing 22.1% and 8.4% compared to the same quarter of 2011 and to the second quarter of 2012, respectively.

Service charge income grew in both annual and quarterly terms by 25.4% and 7.0%, respectively. Such growth was driven mainly by higher income coming from credit and debits cards, higher level of activity in deposits accounts and higher insurance sales.

Meanwhile, service charge expenses grew mainly due to the increase in promotions related to the LANPASS kilometers program and other promotions related to credit cards.

Net income from services	Quarter ended			r% quarter ended 09/30/12 vs quarter ended
(in thousands of pesos except percentages)	09-30-12	06-30-12	09-30-11	06-30-12	09-30-11
Net income from services	474,675	437,969	388,895	8.4%	22.1%
Service charge income	635,549	593,947	506,774	7.0%	25.4%
Service charges on deposits accounts	149,344	141,596	124,282	5.5%	20.2%
Credit cards and operations	234,010	213,034	174,436	9.8%	34.2%
Insurance	62,425	62,160	44,439	0.4%	40.5%
Capital markets and securities activities	3,307	4,906	5,983	-32.6%	-44.7%
Fees related to foreign trade	20,316	18,108	22,157	12.2%	-8.3%
Other fees	166,147	154,142	135,476	7.8%	22.6%
Services Change expense	(160,874)	(155,978)	(117,879)	3.1%	36.5%

Administrative Expenses

Administrative expenses increased 35.3% during the last twelve months and 7.0% in the third quarter of 2012.

Personnel expenses increased 35.4% in annual terms mainly due to the salary increase agreement with the labor unions and the sum of AR$ 1,560 granted only once, in two equal installments during July and August 2012. It is important to mention that there was an increase in staff during this same period.

General expenses increased 35.2% in the last twelve months, mainly due to greater investment in advertising and promotion which was due to commercial action from personal loans and credit cards, coupled with the sponsorship of the agreements signed with the two main

Argentinean football clubs. Likewise the increase in the rate of safety and hygiene caused an increase in the tax charges. Additionally, service tariffs increased (removal of subsidies), together with charges directly related to the higher activity level.

During the third quarter of 2012, personnel expenses remained at a similar level to that of the previous quarter; however general expenses increased 15.2%. The principal variations were in advertisement an promotional expenses, mainly, among other promotions, as a consequence of the beginning of the agreement with “River Plate” in June, among other promotions.

As of September 30, 2012, the Bank and its subsidiaries had 5,170 employees. The branch office network totaled 270 offices, including 243 consumer branch offices and 27 branch offices specializing in the middle-market segment. Corporate banking included 7 business units grouped by industry. Complementing its distribution network, the Bank has 10 in-company branches and 2 point of sale outlets, 650 ATMs and 698 quick deposit boxes (“QDBs”).

Administrative expenses	Quarter ended			Δ% quarter ended 09/30/12 vs quarter ended
(in thousands of pesos except percentages)	09-30-12	06-30-12	09-30-11	06-30-12	09-30-11
Administrative expenses	(770,844)	(720,297)	(569,822)	7.0%	35.3%
Personnel expenses	(428,817)	(423,336)	(316,751)	1.3%	35.4%
Electricity and Communications	(15,176)	(14,981)	(11,280)	1.3%	34.5%
Advertising and Promotion	(50,401)	(28,444)	(25,015)	77.2%	101.5%
Honoraries	(10,936)	(10,794)	(14,123)	1.3%	-22.6%
Taxes	(58,741)	(56,888)	(43,482)	3.3%	35.1%
Organization and development expenses	(10,533)	(9,623)	(7,401)	9.5%	42.3%
Amortizations	(23,402)	(19,503)	(16,654)	20.0%	40.5%
Other	(172,838)	(156,728)	(135,116)	10.3%	27.9%

Other Income / Expenses

Other income/expenses totaled a loss of AR$ 6.3 million during the third quarter of 2012, showing a significant improvement as in comparison to the quarter ended in September 31, 2011 as to June 30, 2012, respectively.

In comparison to the same quarter of 2011 the variations were mainly due to higher recovered credits and interest. Whereas, in the second comparison the difference was due to the loss registered in the second quarter of 2012, which included higher charges in provisions for other contingencies, in addition to the impact of the new salary increase on the stock of unused vacations days and the adjustment of benefits due to years of service of some employees.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated.

During the third quarter 2012, a gain of 28.9 million was recorded, mainly due to the Bank’s stake in Rombo Compañia Financiera, as well as in Visa Argentina.

Balance and activity

Total Public Sector Exposure

Exposure to the public sector’s national treasury maintained a similar level than the previous quarter. However compared to the same quarter of 2011; it decreased a 10.6%, mainly due to the sale of part of the portfolio and repayment.

The Bank’s portfolio of BCRA bills and notes decreased 23.7% during the third quarter of 2012 and grew 46.0% in the last twelve months.

As of September 30, 2012, public sector national treasury assets represented 5.0% of the Bank’s total assets. Total exposure to BCRA’s bills and notes and net of holdings linked to reverse repo transactions, represented 6.6% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the national treasury through public securities, guaranteed loans and trusts, as well as, BCRA’s bills and notes.

Exposure to the Public Sector	Quarter ended			Δ% quarter ended 09/30/12 vs quarter ended
(in thousands of pesos except percentages)	09-30-12	06-30-12	09-30-11	06-30-12	09-30-11
Public Sector - National Government	2,070,080	1,973,906	2,316,690	4.9%	-10.6%
Loans to the Federal government & Provinces	33,293	32,021	129,090	4.0%	-74.2%
Total bond portfolio	1,861,296	1,769,283	2,013,426	5.2%	-7.6%
Holdings book at fair value	1,834,263	1,744,902	1,988,997	5.1%	-7.8%
Holdings book at amortized cost	164	164	164	0.0%	0.0%
Allowances	(187)	(186)	(183)	0.5%	2.2%
Bills and Notes from Central Bank	3,343,434	3,994,977	2,712,121	-16.3%	23.3%
Own portfolio	2,743,120	3,594,504	1,878,570	-23.7%	46.0%
Reverse repow/Central Bank	(600,314)	(400,473)	(833,551)	49.9%	-28.0%
Total exposure to the Public Sector	5,413,514	5,968,883	5,028,811	-9.3%	7.6%
Total exposure to the Public Sector without repos	4,813,199	5,568,410	4,195,260	-13.6%	14.7%

Loan Portfolio

The private sector loan portfolio totaled AR$ 25,566 million, as of September 30, 2012, increasing 23.4% in the last twelve months and 7.7% in the last quarter.

Consumer financing showed an important expansion, growing 35.4% in annual terms, driven by all its lines, credit cards and personal and car loans.

Whereas small-and medium-size companies segment registered an increment of 34% in the loans denominated in pesos, while in dollars terms decreased 40%. The rise was based on the increase in the financial loans, leasing and discounted notes, which offset the decrease in loans to finance foreign trade operations.

The corporate segment, showed a similar situation, maintaining the portfolio in the same levels of the last twelve months, as a consequence of the increase in financial loans and advances which offset the drop in loans to finance foreign trade operations.

Compared to the previous quarter, SMEs segment grew 21% in pesos terms, including the funding assigned to funding productive investment, and fell 30% in dollars terms.

On the other hand, consumer financing increased 6.5% growing in all its lines.

Net loans	Quarter ended			Δ% quarter ended 09/30/12 vs quarter ended
(in thousands of pesos except percentages)	09-30-12	06-30-12	09-30-11	06-30-12	09-30-11
Private & Financial sector loans	25,566,368	23,738,521	20,723,080	7.7%	23.4%
Advances	4,511,651	3,933,575	2,659,997	14.7%	69.6%
Discounted and purchased notes	3,971,924	3,540,496	2,979,318	12.2%	33.3%
Consumer Mortgages	757,937	705,123	890,670	7.5%	-14.9%
Car secured loans	2,185,459	1,964,630	1,435,982	11.2%	52.2%
Personal loans	4,451,673	4177,846	3,454,031	6.6%	28.9%
Credit cards	3,921,214	3,773,470	2,909,836	3.9%	34.8%
Loans to financial sector	1,191,622	1,122,126	902,955	6.2%	32.0%
Other loans	4,568,756	4,536,017	5,681,352	0.7%	-19.6%
Unaccrued interest	(63,665)	(55,622)	(50,474)	14.5%	26.1%
Adjustment and accrued interest & exchange differences receivable	554,827	503,844	288,232	10.1%	92.5%
Less: Allowance for loan losses	(485,030)	(462,989)	(428,869)	4.8%	13.1%
Loans to public sector	33,293	32,021	129,090	4.0%	-74.2%
Loans to public sector	8,587	8,571	45,836	0.2%	-81.3%
Adjustment and accrued interest & exchange differences receivable	24,706	23,450	83,254	5.4%	-70.3%
Net total loans	25,599,661	23,770,542	20,852,170	7.7%	22.8%

Asset Quality

As of September 30, 2012, the asset quality ratio (non-performing loans/total loans) was 0.71%, while the coverage ratio (provisions/non-performing loans) reached 263.5%.

In both, quarterly and annual variation, the loan portfolio showed deterioration. However BBVA Frances continues to lead the Argentine financial system in terms of asset quality ratios.

Asset quality ratios	Quarter ended			Δ% quarter ended 09/30/12 vs quarter ended
(in thousands of pesos except percentages)	09-30-12	06-30-12	09-30-11	06-30-12	09-30-11
Non-performing loans (1)	184,103	172,369	93,854	6.8%	96.2%
Allowance for loan losses	(485,030)	(462,989)	(428,869)	4.8%	13.1%
Non-performing loans/net total loans	0.71%	0.71%	0.44%	-0.8%	60.0%
Non-performing private loans/net private loans	0.71%	0.71%	0.44%	-0.8%	59.3%
Allowance for loan losses/non-performing loans	263.46%	268.60%	456.95%	-1.9%	-42.3%
Allowance for loan losses/net total loans	1.86%	1.91%	2.02%	-2.7%	-7.7%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under “Other receivables” from financial intermediation.

As previously mentioned, during the quarter a readjustment of cyclical allowances was register giving rise to a recovery in the income statement.

Evolution of provisions	Quarter ended			Δ% quarter ended 09/30/12 vs quarter ended
(in thousands of pesos except percentages)	09-30-12	06-30-12	09-30-11	06-30-12	09-30-11
Balance at the beginning of the quarter	466,523	483,098	396,060	-3.4%	17.8%
Increase / decrease	78,718	18,434	59,511	327.0%	32.3%
Provision increase / decrease - Exchange rate difference	1,174	1,400	999	-16.1%	-17.5%
Decrease	(57,748)	(36,409)	(23,346)	58.6%	147.4%
Balance at the end of the quarter	488,667	466,523	433,224	4.7%	12.8%

Deposits

Deposits reached AR$ 31,053.4 million as of September 30, 2012, an increase of 9.2% in annual terms, and maintained a similar level compared to the previous quarter.

In the last twelve months, sight accounts as well as time deposits registered growth, increasing 8.0% and 10.4%, respectively.

Sight accounts fell 0.7% compared to the previous quarter, whereas time deposits grew 10.0% mainly due to the increase in pesos deposits.

Deposits denominated in pesos increased 25.3% in the last twelve months and 5.2% in the last quarter.

Deposits denominated in foreign currency fell 47.5% and 8.9% compared to the same quarter of 2011 and to the previous quarter, respectively.

At September 30, 2012 deposits denominated in foreign currency reached AR$ 3,327.2 million (equivalent to US$ 708.8 million), representing 10.7% of the Bank’s total deposits.

Total deposits	Quarter ended			Δ%quarter ended 09/30/12 vs quarter ended
(in thousands of pesos except percentages)	09-30-12	06-30-12	09-30-11	06-30-12	06-30-11
Total deposits	31,053,809	30,017,872	28,442,659	3.5%	9.2%
Current accounts	8,449,245	8,369,667	6,623,847	1.0%	27.6%
Peso denominated	8,446,068	8,366,575	6,612,581	1.0%	27.7%
Foreign currency	3,177	3,092	11,266	2.7%	-71.8%
Saving accounts	8,939,251	9,136,299	9,477,688	-2.2%	-5.7%
Peso denominated	6,905,299	6,912,868	5,435,890	-0.1%	27.0%
Foreign currency	2,033,952	2,223,431	4,041,798	-8.5%	-49.7%
Time deposits	12,914,882	11,736,105	11,697,076	10.0%	10.4%
Peso denominated	11,822,413	10,548,663	9,636,013	12.1%	22.7%
CER adjusted time deposits	1,052	1,052	846	0.0%	24.3%
Foreign currency	1,091,417	1,186,390	2,060,217	-8.0%	-47.0%
Investment Accounts	141,063	143,864	136,015	-1.9%	3.7%
Peso denominated	141,063	143,864	136,015	-1.9%	3.7%
Other	609,368	631,937	508,033	-3.6%	19.9%
Peso denominated	410,675	392,538	283,439	4.6%	44.9%
Foreign currency	198,693	239,399	224,594	-17.0%	-11.5%
Rescheduled deposits + CEDROS (*)	30,186	31,665	41,075	-4.7%	-26.5%
Peso denominated	30,186	31,665	41,075	-4.7%	-26.5%
Total deposits + Rescheduled deposits & CEDROS	31,083,995	30,049,537	28,483,734	3.4%	9.1%

(*)	En Agosto 2005 finalizó el cronograma de pago de depósitos reprogramados, quedando pendientes aquellos depósitos que tienen pendiente una causa judicial.

Other Funding Sources

Other funding sources totaled AR$ 1,335.2 million as of September 30, 2012, showing an increase compared to the same quarter of 2011 and a slight reduction in comparison to the previous quarter.

During the last twelve months, the Bank’s and PSA Finance’s issuances of negotiable obligations and financing lines in dollars terms grew, explaining the increase in that period.

In August 2011, PSA Finance issued its Series 3 Notes for AR$ 70 million, maturing on August 2013. Then, it issued its Series 5 Notes for AR$70 million, maturing in 18 months and its Series 6 Notes for AR$ 30 million, maturing in 9 months.

In addition, in January 2012, BBVA Frances issued its second series of negotiable obligations, which achieved a high level of demand and allowed the expansion of the original amount, to AR$ 148.9 million.

In comparison to the previous quarter, the decrease was due to the downturn in financing lines in dollars terms, partially offset by the rise in the lines in pesos.

31.6% of the balances shown in the table below were denominated in foreign-currency at the end of the third quarter of 2012.

Other funding sources	Quarter ended			Δ% quarter ended 09/30/12 vs quarter ended
(in thousands of pesos except percentages)	09-30-12	06-30-12	09-30-11	06-30-12	09-30-11
Lines from other banks	721,085	866,984	578,071	-16.8%	24.7%
Senior Bonds	614,093	624,093	304,387	-1.6%	101.7%
Total other funding sources	1,335,178	1,491,077	882,458	-10.5%	51.3%

Capitalization

As of September 30, 2012, the Bank’s total shareholders’ equity totaled AR$ 4,857.0 million, while the excess over BCRA Minimum Capital Requirements was AR$ 1,683.5 million. On the same date, the capital ratio of assets adjusted to risk reached 18.1%.

It should be noted that 516,544 ordinary shares were issued as part of the Consolidar Comercializadora merger in September 2011.

Capitalization	Quarter ended			r% quarter ended 09/30/12 vs quarter ended
(in thousands of pesos except percentages)	09-30-12	06-30-12	09-30-11	06-30-12	09-30-11
Capital Stock	536,878	536,878	536,878	0.0%	0.0%
Issuance premiums	182,511	182,511	182,511	0.0%	0.0%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%
Subtotal	1,032,368	1,032,368	1,032,368	0.0%	0.0%
Reserves on Profits	2,835,889	2,835,889	1,042,021	0.0%	172.2%
Unappropriated retained earnings	988,745	571,371	1,295,486	73.0%	-23.7%
Total stockholders’ equity	4,857,002	4,439,628	3,369,875	9.4%	44.1%

Central Bank Requirements	Quarter ended			r% quarter ended 09/30/12 vs quarter ended
(in thousands of pesos except percentages)	09-30-12	06-30-12	09-30-11	06-30-12	06-30-11
Central Bank Minimum Capital Requirements	3,228,016	2,873,914	2,427,389	12.3%	33.0%
Central Bank Minimum Capital Requirements (a, b)	3,130,773	2,776,111	2,225,547	12.8%	40.7%
Market Risk	—	—	100,714	—	-100.0%
Increase in capital requirements related to custody	97,243	97,803	101,128	-0.6%	-3.8%
a) Central Bank Minimum Capital Requirements	3,130,773	2,776,111	2,225,547	12.8%	40.7%
Allocated to Asset at Risk	1,975,783	1,859,838	1,734,060	6.2%	13.9%
Allocated to Immobilized Assets	159,669	143,766	122,023	11.1%	30.9%
Interest Rate Risk	386,342	328,323	290,542	17.7%	33.0%
Loans to Public Sector and Securities in Investment	72,406	69,790	78,922	3.7%	-8.3%
Market Risk	48,801	70,563	—	-30.8%	—
Operational Risk	487,772	303,831	—	60.5%	—
b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	400,000	400,000	404,513	0.0%	-1.1%
5% of the securities in custody and book-entry notes	400,000	400,000	404,513	0.0%	-1.1%
Bank Capital Calculated under Central Bank Rules	4,911,507	4,514,101	3,499,739	8.8%	40.3%
Core Capital	3,868,256	3,868,256	2,862,679	0.0%	35.1%
Minority Interest	228,866	205,899	153,642	11.2%	49.0%
Supplemental Capital	927,485	542,754	568,375	70.9%	63.2%
Deductions	(113,100)	(102,808)	(84,957)	10.0%	33.1%
Excess over Required Capital	1,683,491	1,640,187	1,072,350	2.6%	57.0%
Capital Ratio (Central Bank rules)	18.1%	17.7%	14.7%	2.2%	23.2%
Excess over Required Capital as a % of Shareholders ’Equity	34.7%	36.9%	31.8%	-6.2%	8.9%

Additional Information

	Quarter ended			r% quarter ended 09/30/12 vs quarter ended
(in thousands of pesos except percentages)	09-30-12	06-30-12	09-30-11	06-30-12	06-30-11
Exchange rate	4.69	4.53	4.20	3.6%	11.5%
Quarterly CER adjustment	2.41%	2.59%	2.34%	-7.0%	2.9%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, BBVA Frances’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Frances’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Frances’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Frances. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Frances with the United States Securities and Exchange Commission (“SEC”), including, but not limited to, BBVA Frances’ annual report on Form 20-F and exhibits thereto. BBVA Frances does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference Call

A conference call to discuss third quarter earnings will be held on Tuesday, November 13, 2012, at 10:30 am New York time – 12.30 pm Buenos Aires time. If you are interested in participating, please dial (888) 300-2323 within the U.S. or +1 (719) 325-2367 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 4382147.

For digital replay dial (888 203 1112 or +1 (719) 457-0820 Confirmation code: 4382147

Internet

This press release is also available at BBVA Frances web site:

www.bbvafrances.com.ar

Contacts

Vanesa Bories

Investor Relations

(5411) 4346-4000 int. 11622

vbories@bbvafrances.com.ar

Cecilia Acuña

Investor Relations

(5411) 4341-5036

cecilia.acuna@bbvafrances.com.ar

Paula Bennati

Investor Relations

(5411) 4348-0000 int. 25917

paula.bennati@bbvafrances.com.ar

BBVA Banco Francés S.A. y subsidiarias (Grupo Consolidar: por el método V.P.P.)

ESTADO DE SITUACION PATRIMONIAL (en miles de pesos)

	30-09-12	30-06-12	31-03-12	30-09-11
Disponibilidades	6,429,900	6,363,409	6,687,672	7,367,878
Titulos Públicos y Privados	5,198,845	5,760,412	5,764,513	4,716,847
Tenencias resigradas a valor razonable de mercado	1,834,263	1,744,902	1,778,587	1,988,997
Operaciones de pases c/ BCRA	—	—	—	833,551
Tenencias Registradas a costo mas redimiento	164	164	164	164
Títulos Públicos sin cotización	—	—	—	—
Títulos Privados con cotización	21,171	20,555	19,668	15,748
Instrumentos emitidos por el B.C.R.A.	3,343,434	3,994,977	3,966,280	1,878,570
Menos: Previsiones por incobrabilidad	(187)	(186)	(186)	(183)
Préstamos	25,599,661	23,770,542	23,193,866	20,852,170
Prestamos al Sector Privado y Financiero	25,566,368	23,738,521	23,154,552	20,723,080
Adelantos	4,511,651	3,933,575	3,419,991	2,659,997
Documentos	3,971,924	3,540,496	3,090,667	2,979,318
Hipotecarios	757,937	705,128	725,049	890,670
Prendarios	2,185,459	1,964,630	1,840,775	1,435,982
Personales	4,451,673	4,177,846	3,951,312	3,454,081
Tarjetas de crédito	3,921,214	3,773,470	3,501,314	2,909,836
Préstamos al Sector Financiero	1,191,622	1,122,126	1,003,355	902,955
Otros préstamos	4,568,756	4,536,017	5,723,216	5,681,352
Menos: Intereses documentados	(63,665)	(55,622)	(77,541)	(50,474)
Más: Ajustes e intereses y dif.de cotización dev.a cobrar	554,827	503,844	456,015	288,232
Menos: Previsiones por incobrabilidad	(485,030)	(462,989)	(479,601)	(428,869)
Prestamos al Sector Público no Financiero	33,293	32,021	39,314	129,090
Préstamos al Sector Público No Financiero(Capitales)	8,587	8,571	17,283	45,836
Más: Ajustes e intereses y dif.de cotización de v.a cobrar	24,706	23,450	22,031	83,254
Otros créditos por intermediación financiera	1,702,090	1,161,129	1,683,754	1,461,563
Operaciones de pases	600,758	400,769	848,100	751,449
Titulos privados: ON sin cotización	5,698	3,663	613	8,398
Titulos privados: Cert.de part.en Fid.Sin cotización	—	—	—	119
Otros créditos por intermediación financiera..	1,099,271	760,231	838,538	705,952
Menos: Previsiones por incobrabilidad	(3,637)	(3,534)	(3,497)	(4,355)
Participaciones en otras sociedades	148,962	126,097	115,682	140,081
Bienes intangibles	103,021	95,619	88,642	78,186
Gastos de organización y desarrollo	103,021	95,619	88,642	78,186
Otros activos	2,320,028	2,211,690	2,147,013	1,793,892
Total Activo	41,502,507	39,488,898	39,681,142	36,410,617
Depósitos	31,083,995	30,049,537	29,726,488	28,483,734
Cuentas corrientes	8,449,245	8,369,667	7,260,198	6,623,847
Cajas de ahorro	8,939,251	9,136,299	9,437,885	9,477,688
Plazo fijo	12,914,882	11,736,105	12,255,761	11,697,076
Cuentas de inversión	141,068	143,864	181,568	136,015
Reprogramados CEDROS	30,186	31,665	34,989	41,075
Otros depósitos	609,368	631,937	556,087	508,033
Otras obligaciones por intermediación financiera	3,863,242	3,483,361	4,176,342	3,367,831
Previsiones	511,491	489,715	403,699	395,286
Otras previsiones	511,022	489,248	403,235	394,842
Por compromisos eventuales	469	467	464	444
Otros pasivos	1,086,165	935,564	1,185,976	727,004
Participación de Terceros	100,612	91,093	79,862	66,887
Total Pasivo	36,645,505	35,049,270	35,572,367	33,040,742
Total Patrimonio Neto	4,857,002	4,439,628	4,108,775	3,369,875
Total Pasivo más Patrimonio Neto	41,502,507	39,488,898	39,681,142	36,410,617

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)

	09-30-12	06-30-12	03-31-12	09-30-11
Financial income	1,503,507	1,360,177	1,291,879	787,427
Interest on Cash and Due from Banks	—	—	—	1
Interest on Loans Granted to the Financial Sector	66,725	59,534	57,392	36,516
Interest on Overdraft	197,454	149,397	152,667	111,123
Interest on Discounted and purchased notes	134,708	114,702	134,566	80,912
Interest on Mortgages	28,487	28,404	30,337	31,781
Interest on Car Secured Loans	106,333	95,012	82,829	50,722
Interest on Credit Card Loans	150,475	156,795	140,697	89,918
Interest on Financial Leases	40,354	38,740	38,191	29,988
Interest on Other Loans	424,315	388,472	364,656	290,653
From Other Banking receivables	8,835	8,297	9,777	8,243
Interest on Government Guaranteed Loans Decree 1387/01	1,807	1,598	1,014	8,817
Income from Securities and Short Term Investments	202,599	158,648	148,582	(76,226)
Net Income from options	—	(766)	1,021	(137)
CER	29,635	33,152	32,144	29,142
Foreign exchange difference	52,371	49,746	44,102	66,029
Other	59,409	77,946	53,904	29,945
Financial expenses	-520,731	-443,442	-513,980	-333,917
Interest on Current Account Deposits	—	—	—	3
Interest on Saving Account Deposits	(2,602)	(2,661)	(2,366)	(2,412)
Interest on Time Deposits	(383,913)	(321,882)	(397,379)	(258,533)
Interest on Other Banking Liabilities	(43,384)	(38,221)	(38,377)	(16,405)
Other interests (includes Central Bank)	(884)	(490)	(3,273)	(2,148)
CER	(33)	(42)	(48)	(40)
Bank Deposit Guarantee Insurance system mandatory contributions	(13,197)	(13,003)	(12,684)	(11,323)
Mandatory contributions and taxes on interest income	(76,268)	(66,826)	(57,925)	(42,905)
Other	(450)	(317)	(1,428)	(154)
Net financial income	982,776	916,735	777,899	453,510
Provision for loan losses	(78,718)	(18,434)	(58,881)	(59,511)
Income from services, net of other operating expenses	474,675	437,969	417,191	388,895
Administrative expenses	(770,844)	(720,297)	(687,280)	(569,822)
Income (loss) from equity investments	28,992	17,524	11,246	18,436
Net Other income	(6,338)	(82,885)	42,500	(19,475)
Income (loss) from minority interest	(9,521)	(9,601)	(7,108)	(3.993)
Income before tax	621,022	541,011	495,567	208,040
Income tax	(203,648)	(210,158)	(255,049)	(93,331)
Net income	417,374	330,853	240,518	114,709

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	09-30-12	06-30-12	03-31-12	09-30-11
Cash and due from banks	6,429,982	6,363,464	6,688,000	7,367,916
Government Securities	5,204,688	5,800,575	5,810,018	4,723,981
Loans	25,651,259	23,812,541	23,234,238	20,888,599
Other Banking Receivables	1,702,139	1,161,129	1,683,754	1,461,563
Assets Subject to Financial Leasing	954,365	913,071	898,920	801,297
Investments in other companies	138,355	115,722	104,654	125,351
Other assets	1,503,384	1,426,097	1,367,744	1,088,597
Total Assets	41,584,172	39,592,599	39,787,328	36,457,304
Deposits	31,067,405	30,049,449	29,715,490	28,428,263
Other banking liabilities	3,863,348	3,484,725	4,177,340	3,367,831
Minority interest	109,689	99,970	89,299	79,491
Other liabilities	1,686,728	1,518,827	1,696,424	1,211,844
Total Liabilities	36,727,170	35,152,971	35,678,553	33,087,429
Total Stockholders’ Equity	4,857,002	4,439,628	4,108,775	3,369,875
Stockholders’ Equity + Liabilities	41,584,172	39,592,599	39,787,328	36,457,304

Net Income

	09-30-12	06-30-12	03-31-12	09-30-11
Net Financial Income	985,726	919,984	781,916	454,630
Provision for loan losses	(78,718)	(18,434)	(58,881)	(59,511)
Net Income from Services	474,675	437,969	417,191	388,895
Administrative expenses	(775,263)	(726,522)	(692,538)	(581,406)
Net Other Income	24,323	(63,472)	55,595	11,311
Income Before Tax	630,743	549,525	503,283	213,919
Income Tax	(203,648)	(209,631)	(255,576)	(94,974)
Net income	427,095	339,894	247,707	118,945
Minoritary Interest	(9,721)	(9,041)	(7,189)	(4,236)
Net income for Quarter	417,374	330,853	240,518	114,709

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: November 12, 2012	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer